Exhibit 99.1

Cenovus prices US$2.9 billion offering of senior notes

Offering is part of previously announced plan to finance asset acquisition

Calgary, Alberta (April 4, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus”) has priced a US$2.9 billion offering (the “Offering”) of senior notes. The Offering is part of the company’s previously announced financing plan to fund the purchase of assets in Western Canada from ConocoPhillips (the “Acquisition”). The Acquisition, which is expected to close in the second quarter of 2017 and is detailed in a March 29, 2017 news release, includes ConocoPhillips’ 50% interest in the FCCL Partnership, the companies’ jointly owned oil sands venture operated by Cenovus, as well as the majority of ConocoPhillips’ Deep Basin assets in Alberta and British Columbia. Cenovus intends to use the net proceeds from the Offering to finance a portion of the cash consideration payable for the Acquisition.

The notes are to be issued in three series: US$1.2 billion principal amount of 4.25% senior notes due 2027, US$700 million principal amount of 5.25% senior notes due 2037, and US$1.0 billion principal amount of 5.40% senior notes due 2047 (collectively, the “Notes”).

Upon closing, the net proceeds from the Offering will be deposited into an escrow account together with the expected accrued interest on the Notes from closing to, but not including, April 6, 2018, plus an amount sufficient to fund a special mandatory redemption of the Notes. If the Acquisition is not completed on or prior to March 22, 2018 or if Cenovus notifies the trustee and the escrow agent in writing or publicly announces that the company will not proceed with the Acquisition for any reason, the Notes will be subject to a special mandatory redemption at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of redemption. The Offering is expected to close on or about April 7, 2017.

The Notes will be offered and sold only to qualified institutional buyers in accordance with the exemption from registration provided by Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside the United States in offshore transactions in accordance with Regulation S under the Securities Act, including on a prospectus-exempt basis to institutional “accredited investors” and “permitted clients” in certain provinces of Canada. The Notes initially will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or a transaction not subject to the registration requirements of the Securities Act or any state securities laws.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

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Forward-Looking Information

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “estimate”, “plan”, “target”, “position”, “project”, “committed”, “can be”, “pursue”, “capacity”, “potential”, “may”, “on track”, “confidence” or similar expressions and includes suggestions of future outcomes, including statements about: the planned offering of Notes and the Acquisition, the expected closing of the offering of Notes and the Acquisition, the use of proceeds from the offering of Notes, and plans regarding the financing of the Acquisition. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry and the capital markets generally. The factors or assumptions on which the forward-looking information is based include: timing and receipt of applicable regulatory approvals for the Acquisition; all required financing being available, and all conditions being satisfied or waived to complete the Acquisition; the offering of Notes and Acquisition being completed on the terms and timing expected; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause the company’s actual results to differ materially include: our inability to complete the Acquisition on the terms contemplated by the purchase and sale agreement in respect of the Acquisition, or at all; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; volatility of and assumptions regarding oil and natural gas prices; risks inherent in operation of the company’s business, including health, safety and environmental risks; occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; changes in the general economic, market and business conditions; the political and economic conditions in the countries of operation; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s AIF or Form 40-F for the year ended December 31, 2016, available on SEDAR at sedar.com, EDGAR at sec.gov.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Cenovus Energy Inc.

www.cenovus.com

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